Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions

($ in thousands except ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2009	2010	2011	2012	2013	2014
Pre-tax income (loss) from continuing operations:	$(17,478)	$(24,851)	$32,501	$29,932	$32,011	$3,993

Fixed charges:
Interest expense and amortization of debt issuance costs	51,399	48,638	32,898	11,705	11,615	2,655
Capitalized interest	—	3,802	21	150	1,047	80
Estimated interest associated with rental expense(1)	1,526	1,595	1,937	2,157	2,512	690

Total fixed charges	52,925	54,035	34,856	14,013	15,175	3,424

Preferred unit distributions	—	2,243	14,249	21,875	21,874	5,468

Total combined fixed charges and preferred unit distributions	52,925	56,278	49,106	35,887	37,049	8,893

Depreciation of capitalized interest	96	156	386	389	403	109
Capitalized interest	—	(3,802)	(21)	(150)	(1,047)	(80)

Earnings available for fixed charges	$35,543	$25,538	$67,723	$44,183	$46,541	$7,446

Ratio of earnings to fixed charges	—	—	1.94	3.15	3.07	2.17
Deficiency	$17,382	$28,497	—	—	—	—
Ratio of earnings to combined fixed charges and preferred unit distributions	—	—	1.38	1.23	1.26	—
Deficiency	$17,382	$30,740	—	—	—	$1,446

(1)	Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.